UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

NEWLEAD HOLDINGS LTD.

Full Name of Registrant

ARIES MARITIME TRANSPORT LIMITED

Former Name if Applicable

83, Akti Miaouli & Flessa Street

Address of Principal Executive Office (Street and Number)

18538 Piraeus, Greece

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NewLead Holdings Ltd. (the “Registrant”) has been unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), on a timely basis, without unreasonable effort or expense, because the Company needs additional time to complete certain disclosures and analyses to be included in the 2015 Form 20-F. The Registrant intends to file its annual report on Form 20-F no later than the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

ELENI (LENA) DESPOTOPOULOU	(+30)	213 0148221
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report its coal business as held for sale and in discontinued operations in its annual financial statements for the year ended December 31, 2015 and 2014. The Company expects to report net loss before preferred dividends for the year ended December 31, 2015 at least 49% higher than net loss before preferred dividends for the same period in 2014, primarily due to discontinued operations of the coal business during the year ended December 31, 2015, in relation to the Registrant’s effort to set its new strategy and future developments. The expected losses from discontinued operations for the year ended December 31, 2015, include an impairment charge of approximately $56 million as a result of the classification of assets as held for sale and due to market conditions. The expected net loss is subject to change as the Registrant is still in process of completing its annual financial statements.

NEWLEAD HOLDINGS LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: MAY 3, 2016	By:	/s/ Michail Zolotas
Michail Zolotas
President, Chief Executive Officer and Chairman